Exhibit 99.1

TransAlta and Capital Power Reach Agreement to Swap Non-Operating Interests in Keephills 3 and Genesee 3

Transaction will result in TransAlta owning 100% of the Keephills 3 Facility and Capital Power owning 100% of the Genesee 3 Facility

CALGARY, Aug. 2, 2019 /CNW/ - TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA; NYSE: TAC) announced today that it has entered into definitive agreements with Capital Power Corporation ("Capital Power") providing for the swap of their respective non-operating interests in the Keephills 3 facility and the Genesee 3 facility (the "Transaction").   As a result of the Transaction, TransAlta will own 100% of the Keephills 3 facility and Capital Power will own 100% of the Genesee 3 facility. The purchase prices for each non-operating interest will be largely set-off against each other, resulting in a net payment of approximately $10 million being made from Capital Power to TransAlta, subject to working capital adjustments.

"Today marks another important step in our transition to becoming Canada's leading clean power company," stated Dawn Farrell, President and Chief Executive Officer of TransAlta. "This transaction consolidates our control and operation of the Keephills 3 facility and allows us greater flexibility in pursuing our strategy of accelerating the coal-to-gas conversions."

The Keephills 3 facility is a 463 MW coal-fired generating facility located approximately 70 kilometers west of Edmonton, Alberta, adjacent to TransAlta's existing Keephills Unit 1 and Unit 2 power plants. TransAlta and Capital Power are currently equal partners in the ownership of the Keephills 3 facility, with TransAlta being responsible for its operations. The Keephills 3 facility achieved commercial operation in 2011 and has been identified as a candidate for TransAlta's intended coal-to-gas conversions.

The Genesee 3 facility is a 466 MW coal-fired generating facility located approximately 50 kilometers southwest of Edmonton, adjacent to Capital Power's Genesee generating station.  TransAlta and Capital Power are also equal partners in the ownership of the Genesee 3 facility, with Capital Power being responsible for its operations.

The closing of the Transaction is subject to certain customary closing conditions, including the receipt of all necessary governmental and regulatory approvals and, as it applies to a subsidiary of TransAlta, receipt of bondholder consent. The Transaction is expected to close in the fourth quarter of 2019.

About TransAlta Corporation:
TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. We provide municipalities, medium and large industries, and businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, we are one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and we have been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. We are also proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "may", "will", "project", "should", "propose", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly, and without limitation, this news release contains forward-looking statements and information relating to: the Transaction, including the closing and satisfaction of conditions precedents; the anticipated benefits arising from the Transaction, including as it relates to TransAlta's coal-to-gas strategy; and the potential conversion of the Keephills 3 facility to a gas-fired facility. These statements are based on TransAlta's belief and assumptions based on information available at the time the assumptions were made. These statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements. Some of the factors that could cause such differences include: failure to receive all necessary regulatory approvals or satisfy other conditions to closing the Transaction; legislative or regulatory developments; market or business conditions; business opportunities that become available to, or are pursued by TransAlta; and other risk factors contained in TransAlta's annual information form and management's discussion and analysis. Readers are cautioned not to place undue reliance on these forward-looking statements or forward-looking information, which reflect TransAlta's expectations only as of the date of this news release. TransAlta disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2019/02/c7106.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: Toll-free media number: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 08:00e 02-AUG-19